FOR IMMEDIATE RELEASE
For Further Information:
Rick Carlson
Chief Executive Officer
(952) 476-9093
rcarlson@prourocare.com

ProUroCare Medical Announces Offering of Replacement Warrants
in Exchange for Early Exercise of Outstanding Warrants

MINNEAPOLIS, MN (July 2, 2010) – ProUroCare Medical Inc. (OTCBB: PUMD) today announced that it has commenced a tender offer to holders of certain outstanding warrants to provide additional consideration for the exercise of such warrants.  The warrants subject to the tender offer are 1,752,760 publicly traded warrants and 2,752,947 unregistered warrants to purchase common stock that were issued on January 12, 2009 and will expire on January 7, 2014.  Also subject to the tender offer are 1,244,829 publicly traded warrants to purchase common stock that were issued on November 12, 2009 and will expire on November 12, 2012.  The tender offer commenced on Friday, July 2, 2010.

ProUroCare is offering to holders of the subject warrants the opportunity to exercise their existing warrants and receive, in addition to the shares of common stock purchased upon exercise, new, three-year replacement warrants.  The replacement warrants will have an exercise price of $1.30 per share and will be redeemable at ProUroCare’s discretion at any time after the last sales price of its common stock equals or exceeds $4.00 for ten consecutive trading days.  ProUroCare must provide 30 days’ prior written notice of a decision to redeem either the existing or replacement warrants.  Warrants not exercised during this 30-day period will be redeemed at $0.01 per warrant.  The purpose of the offer is to provide an incentive to exercise the subject warrants and thereby raise additional capital for ProUroCare.

The offer is scheduled to expire at 4:00 P.M. Central Time on August 2, 2010, unless ProUroCare elects to extend the offer.  Subject warrants that are not tendered will retain their original terms including the $1.30 exercise price, expiration date and redemption terms.  Warrant holders may withdraw any tendered warrants before the expiration of the offer period and retain them on their original terms.  The subject warrants issued on January 12, 2009 may be redeemed at any time prior to expiration by ProUroCare.  The subject warrants issued on November 12, 2009 will be redeemable at ProUroCare’s discretion at any time after the last sales price of its common stock equals or exceeds $4.00 for ten consecutive trading days.

The Offer Letter/Prospectus will be received by subject warrant holders in the near future (except for those who reside in states where the offer is not permitted).  For questions or assistance, or to request additional copies of the Offer Letter/Prospectus, which will be provided at ProUroCare’s expense, warrant holders should contact Dick Thon, ProUroCare Medical Inc., 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344, (952) 698-1161.

About ProUroCare Medical Inc.
ProUroCare Medical Inc. is a publicly traded company engaged in the business of developing innovative medical imaging products. The company’s current focus is the ProUroScan prostate imaging system, which is used to document abnormalities of the prostate detected by a Digital Rectal Exam (DRE).  Based in Minneapolis, Minn., ProUroCare’s common stock is quoted on the OTCBB.

ProUroCare Medical Inc. has filed a Registration Statement on Form S-4 (including a prospectus) and a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) for the tender offer and offering to which this communication relates. Before you accept the offer, you should read the Offer Letter/Prospectus in that registration statement, the related Letter of Transmittal, the Schedule TO and other documents ProUroCare has filed with the SEC, as well as any amendments or supplements thereto, for more complete information about ProUroCare, the tender offer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, ProUroCare will arrange to send you the Offer Letter/Prospectus and related documents, the Registration Statement on Form S-4 or the Tender Offer Statement on Schedule TO upon request by contacting Dick Thon, ProUroCare Medical Inc., 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344, (952) 698-1161. There shall there be no sales of the warrants or underlying common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

# # #